SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
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Date of Report (Date of earliest event reported): April 20, 2004

# C. R. BARD, INC.

(Exact Name of Registrant as Specified in Charter)

| New Jersey | 001-6926 | 22-1454160 |
|---|---|---|
| (State or Other Jurisdiction of Incorporation or Organization) | (Commission File Number) | (IRS Employer Identification No.) |

| 730 Central Avenue Murray Hill, New Jersey | 07974 |
|---|---|
| (Address of Principal Executive Office) | (Zip Code) |

(908) 277-8000
(Registrant's Telephone Number, Including Area Code)

ITEM 12.        Results of Operations and Financial Condition.

The following information is being furnished pursuant to Item 12.
On April 20, 2004, C. R. Bard, Inc. issued a press release reporting earnings and other financial results for its first quarter ended March 31, 2004. A copy of the press release is attached as Exhibit 99.1. The information in this press release is furnished not filed.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

C. R. BARD, INC.

By:        <u>Todd C. Schermerhorn /s/</u>
Name:      Todd C. Schermerhorn
Title:     Senior Vice President and
           Chief Financial Officer

April 20, 2004

Exhibit 99.1

*Contacts:*

**Investor Relations:  Eric J. Shick**
**Vice President, Investor Relations**
*(908) 277-8413*

**Media Relations:    Holly P. Glass**
**Vice President, Government and Public Affairs**
*(703) 754-2848*

## BARD REPORTS FIRST QUARTER RESULTS
## NET SALES UP 13 PERCENT ON CONSTANT CURRENCY BASIS

**MURRAY HILL, NJ** -- (April 20, 2004) -- C. R. Bard, Inc. (NYSE-BCR) today reported net sales of $393.8 million for the quarter ended March 31, 2004, up 17 percent over the prior year's net sales of $335.9 million.  On a constant currency basis, first-quarter 2004 net sales increased 13 percent.  Net sales in the U.S. were $275.8 million, up 14 percent over the prior-year period, and net sales outside the U.S. were $118.0 million, up 27 percent over the prior-year period. On a constant currency basis, net sales outside the U.S. increased by 13 percent over the prior-year period.

For the first quarter of 2004, net income was $71.9 million and diluted earnings per share were $1.35, up 53 percent and 52 percent, respectively, over the same period in the prior year. Included in the first quarter 2004 results were certain items that increased net income by $8.6 million (after tax), or 16 cents per diluted share, thereby affecting comparability with the prior-year quarter.  For the first quarter of 2003, Bard reported net income of $46.9 million and diluted earnings per share of 89 cents.  Excluding the items comprising the $8.6 million, net income and diluted earnings per share increased 35 percent and 34 percent, respectively, in the first quarter of 2004 as compared to the same period in the prior year.

Timothy M. Ring, chairman and chief executive officer, commented, "We are pleased to start 2004 with such strong momentum. Our results for the first quarter clearly exceeded expectations. New products are becoming a more significant driver of our sales growth, which serves as an endorsement of our strategy to expand R&D investments. Our gross margin remains strong and continues to provide the necessary resources for this investment plan. R&D spending is up 19% this quarter and we expect our investment to accelerate in the coming quarters."

*C. R. Bard, Inc. (www.crbard.com), headquartered in Murray Hill, N.J., is a leading multinational developer, manufacturer and marketer of innovative, life-enhancing medical technologies in the fields of vascular, urology, oncology and surgical specialty products.*

*This press release may contain forward-looking statements, the accuracy of which is necessarily subject to risks and uncertainties. Please refer to our December 31, 2003 Form 10-K for a statement with regard to forward-looking statements, including disclosure of the factors that could cause actual results to differ materially from those expressed or implied.*

# C. R. Bard, Inc.
## Consolidated Statements of Income
### (thousands of dollars except per share amounts, unaudited)

| | Three Months Ended March 31, | |
| --- | --- | --- |
| | 2004 | 2003 |
| Net sales | $393,800 | $335,900 |
| Costs and expenses: | | |
| Cost of goods sold | 161,600 | 146,200 |
| Marketing, selling & administrative | 120,700 | 104,100 |
| Research & development expense | 23,200 | 19,500 |
| Interest expense | 3,400 | 3,100 |
| Other (income) expense, net | (13,400) | (1,700) |
| Total costs and expenses | 295,500 | 271,200 |
| Income before taxes | 98,300 | 64,700 |
| Income tax provision | 26,400 | 17,800 |
| Net income (1) | $71,900 | $46,900 |
| Basic earnings per share | $1.38 | $0.91 |
| Diluted earnings per share | $1.35 | $0.89 |
| Average common shares outstanding - basic | 52,000 | 51,700 |
| Average common shares outstanding - diluted | 53,300 | 52,500 |

(1) In addition to interest income and exchange gains and losses, first quarter 2004 other (income) expense, net includes the adjustment of a 2003 reserve recorded in connection with the legal action entitled Nelson N. Stone, M.D., et al. v. C. R. Bard, Inc., et. al.  This adjustment resulted in additional pretax income of $16.0 million ($9.8 million after-tax; $0.18 diluted earnings per share), partially offset by a pretax charge for an unrelated legal settlement of $3.9 million ($2.3 million after-tax; $0.04 diluted earnings per share).  In addition the company recorded a $1.1 million tax credit in income tax provision related to the retroactive effective date of its Malaysian high-technology pioneer grant ($0.02 diluted earnings per share).

## Product Group Summary of Net Sales

| | Three Months Ended March 31, | | | |
| --- | --- | --- | --- | --- |
| | 2004 | 2003 | Change | Constant Currency |
| Vascular | $92,100 | $67,600 | 36% | 27% |
| Urology | 116,500 | 109,300 | 7% | 4% |
| Oncology | 94,300 | 77,700 | 21% | 18% |
| Surgery | 75,200 | 64,400 | 17% | 14% |
| Other | 15,700 | 16,900 | (7)% | (9)% |
| Total net sales | $393,800 | $335,900 | 17% | 13% |